STATEMENT OF INVESTMENTS

Dreyfus Massachusetts Municipal Money Market Fund

February 28, 2007 (Unaudited)

Short-Term Investments--101.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Athol Royalston Regional School				
District, State Qualified BAN	5.00	6/14/07	1,000,000	1,003,325
Dennis-Yarmouth Regional School				
District, GO Notes, BAN	4.00	7/17/07	1,477,507	1,480,139
Haverhill,				
BAN	4.50	11/9/07	1,000,000	1,006,353
Haverhill,				
GO Notes (Insured; FGIC)	6.00	6/15/07	315,000	317,075
Holyoke,				
GO Notes, Refunding (Insured;				
FSA)	6.00	6/15/07	400,000	402,732
Lawrence,				
School BAN	4.25	12/21/07	1,750,000	1,759,276
Massachusetts,				
Consolidated Loan (Insured;				
AMBAC)	5.00	3/1/07	500,000	500,000
Massachusetts,				
CP (LOC; Bank of Nova Scotia)	3.55	3/15/07	4,300,000	4,300,000
Massachusetts Bay Transportation				
Authority, General				
Transportation System	5.25	3/1/07	640,000	640,000
Massachusetts Bay Transportation				
Authority, General				
Transportation System	6.00	3/1/07	250,000	250,000
Massachusetts Bay Transportation				
Authority, General				
Transportation System,				
Refunding	5.40	3/1/07	100,000	100,000
Massachusetts Bay Transportation				
Authority, General				
Transportation System,				
Refunding	7.00	3/1/07	250,000	250,000
Massachusetts Development Finance				
Agency, Education Revenue (The				
Tabor Academy Issue) (LOC;				
Citizens Bank of Massachusetts)	3.54	3/7/07	3,000,000 [a]	3,000,000
Massachusetts Development Finance				
Agency, MFHR (Archstone				
Reading Apartments) (LOC; PNC				
Bank)	3.56	3/7/07	3,440,000 [a]	3,440,000
Massachusetts Development Finance				
Agency, MFHR (Georgetown				
Village Apartments Project)				
(Insured; FNMA)	3.72	3/7/07	5,930,000 [a]	5,930,000
Massachusetts Development Finance				
Agency, Revenue (Alliance				
Health of Massachusetts				
Project) (LOC; PNC Bank)	3.70	3/7/07	3,500,000 [a]	3,500,000

Massachusetts Development Finance Agency, Revenue (Cardinal Cushing Centers, Inc. Project) (LOC; The Bank of New York)	3.65	3/7/07	7,410,000 a	7,410,000
Massachusetts Development Finance Agency, Revenue (Catania-Spagna Issue) (LOC; Lloyds TSB Bank PLC)	3.73	3/7/07	2,565,000 a	2,565,000
Massachusetts Development Finance Agency, Revenue (Community Resources for Justice Issue) (LOC; Citizens Bank of Massachusetts)	3.66	3/7/07	300,000 a	300,000
Massachusetts Development Finance Agency, Revenue (ECM Plastic Issue) (LOC; PNC Bank)	3.61	3/7/07	2,490,000 a	2,490,000
Massachusetts Development Finance Agency, Revenue (Fessenden School Issue) (LOC; Bank of America)	3.70	3/7/07	4,000,000 a	4,000,000
Massachusetts Development Finance Agency, Revenue (FIBA Technologies Issue) (LOC; Comerica Bank)	3.59	3/7/07	1,790,000 a	1,790,000
Massachusetts Development Finance Agency, Revenue (JHC Assisted Living Corp. Issue) (LOC; TD Banknorth, NA)	3.71	3/7/07	5,205,000 a	5,205,000
Massachusetts Development Finance Agency, Revenue (Lesley University Issue) (LOC; Bank of America)	3.70	3/7/07	3,000,000 a	3,000,000
Massachusetts Development Finance Agency, Revenue (Suffolk University Issue) (Insured; Radian Bank and Liquidity Facility: Bank of America and State Street Bank and Trust Co.)	3.59	3/7/07	7,300,000 a	7,300,000
Massachusetts Development Finance Agency, Revenue (The Young Mens's Christian Association of Greater Worcester Issue) (LOC; TD Banknorth, NA)	3.56	3/7/07	6,250,000 a	6,250,000
Massachusetts Development Finance Agency, Revenue (Walnut Hill School Issue) (LOC; Citizens Bank of Massachusetts)	3.53	3/7/07	610,000 a	610,000
Massachusetts Development Finance Agency, Revenue (Wentworth Institute of Technology, Inc. Issue) (Insured; Radian Bank and Liquidity Facility; Bank of America)	3.73	3/7/07	4,700,000 a	4,700,000

Massachusetts Development Finance Agency, RRR (Waste Management, Inc. Project) (LOC; SunTrust Bank)	3.71	3/7/07	5,500,000 a	5,500,000
Massachusetts Development Finance Authority, Multifamily Revenue (Kennedy Lofts Project) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch and Co. Inc.)	3.76	3/7/07	11,440,000 a,b	11,440,000
Massachusetts Development Finance Authority, Multifamily Revenue (Seth I Apartments Project) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch and Co. Inc.)	3.76	3/7/07	12,590,000 a,b	12,590,000
Massachusetts Health and Educational Facilities Authority, CP (Harvard University Issue)	3.55	3/8/07	3,000,000	3,000,000
Massachusetts Health and Educational Facilities Authority, CP (Harvard University Issue)	3.57	3/8/07	3,350,000	3,350,000
Massachusetts Health and Educational Facilities Authority, CP (Harvard University Issue)	3.57	3/12/07	1,000,000	1,000,000
Massachusetts Health and Educational Facilities Authority, Revenue (Emmanuel College Issue) (LOC: Allied Irish Banks and State Street Bank and Trust Co.)	3.66	3/7/07	12,000,000 a	12,000,000
Massachusetts Health and Educational Facilities Authority, Revenue (Great Brook Valley Health Center) (LOC; TD Banknorth, N.A.)	3.53	3/7/07	2,600,000 a	2,600,000
Massachusetts Housing Finance Agency, SFHR Notes	3.60	5/1/07	4,080,000	4,080,000
Massachusetts Housing Finance Agency, SFHR Notes	4.00	12/1/07	1,000,000	1,001,951
Massachusetts Industrial Finance Agency, Revenue (Barker Steel Co. Issue) (LOC; Citizens Bank of Massachusetts)	3.95	3/7/07	900,000 a	900,000
Massachusetts Industrial Finance Agency, Revenue (Hi-Tech Mold and Tool, Inc. Issue) (LOC; SunTrust Bank)	3.60	3/7/07	875,000 a	875,000
Massachusetts Industrial Finance				

Agency, Revenue (Peterson American Corp. Project) (LOC; Bank One)	3.90	3/7/07	1,100,000 a	1,100,000
Massachusetts Port Authority, Special Facilities Revenue (Delta Air Lines, Inc. Project) (Insured; AMBAC and Liquidity Facility; Citibank NA)	3.75	3/7/07	7,495,000 a,b	7,495,000
Massachusetts Port Authority, Special Facilities Revenue (Delta Air Lines, Inc. Project) (Insured; AMBAC and Liquidity Facility; Citibank NA)	3.75	3/7/07	7,495,000 a,b	7,495,000
Massachusetts Water Pollution Abatement Trust (Pool Program)	5.25	8/1/07	100,000	100,679
Massachusetts Water Resources Authority, CP (LOC; Bayerische Landesbank)	3.55	3/15/07	13,700,000	13,700,000
Massachusetts Water Resources Authority, CP (LOC; State Street Corporation)	3.57	3/8/07	2,000,000	2,000,000
Mendon-Upton Regional School District, GO Notes (Insured; FGIC)	6.00	6/1/07	150,000	150,855
Pembroke, GO Notes (Insured; MBIA)	5.00	8/1/07	538,000	540,739
Rail Connections, Inc., Revenue (Route 128 Parking Garage)	5.13	7/1/07	100,000 c	100,495
Springfield, GO Notes (State Qualified Municipal Purpose Loan) (Insured; FSA)	4.50	6/15/07	1,800,000	1,804,323
West Springfield, GO Notes, BAN	4.25	8/1/07	1,000,000	1,002,273

Total Investments (cost $167,325,215)			**101.1%**	**167,325,215**
Liabilities, Less Cash and Receivables			**(1.1%)**	**(1,749,501)**
Net Assets			**100.0%**	**165,575,714**

a   Securities payable on demand. Variable interest rate--subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2007, these securities amounted to $39,020,000 or 23.6% of net assets.

c   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants

| **TRAN** | Tax and Revenue Anticipation Notes | **XLCA** | XL Capital Assurance |